

15048239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kovitz Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle St. 27th Floor
_____
(No. and Street)

Chicago   IL   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Ted Rupp   312-334-7317
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
17

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Mr. Ted Rupp_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Kovitz Securities, LLC_____ , as of ___December 31_____ , 20_14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Principal_____
Title

_____
Notary Public

OFFICIAL SEAL
LORRAINE CULLINA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/19/17

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kovitz Securities, LLC

Financial Report
December 31, 2014

Contents

 McGladrey

Report of Independent Registered Public Accounting Firm

To the Members
Kovitz Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Kovitz Securities, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kovitz Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 25, 2015

1

Kovitz Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	755,483
Receivable from clearing broker		51,859
Securities owned		293,197
Prepaid expense		31,751
Other assets		37
Total assets	$	1,132,327

Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	1,873
Members' Equity		1,130,454
Total liabilities and members' equity	$	1,132,327

See Notes to Statement of Financial Condition.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Kovitz Securities, LLC (the Company) was formed as a Delaware limited liability company in October 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and commenced operations in May 2004. The Company is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services primarily in United States equity and fixed income securities with all transactions cleared on a fully disclosed basis through Pershing, LLC.

The Company is under common ownership with its affiliated Registered Investment Adviser, Kovitz Investment Group, LLC (the RIA). The RIA is registered with the SEC under the Investment Advisers Act of 1940. The Company executes orders for accounts that are managed on a discretionary basis as directed by the RIA.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Commissions from securities transactions are recorded on trade date. Securities owned are recorded on a trade-date basis and at fair value.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2014. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2011.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of 90 days or less at date of acquisition, that are not held for sale in the ordinary course of business.

Subsequent events: On January 14, 2015, a cash distribution of $300,000 was paid to the members of the Company. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting nothing further.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 2.   Fair value of financial statements

Financial instruments are recorded on a trade-date basis and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities owned consist of a U.S. Treasury bill that is on deposit with the Company's clearing broker and carried at fair value ($99,978 as of December 31, 2014). The U.S. Treasury bill is valued using observable data such as bids and offers and classified within Level 1 of the fair value hierarchy.

Securities owned also consist of a floating rate municipal bond that is on deposit with the Company's clearing broker and is carried at fair value ($193,219 as of December 31, 2014). The floating rate municipal bond is valued using information provided by the clearing broker who uses outside pricing services and is classified within Level 2 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3.   Related Parties

An affiliate related by common ownership performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Company, for which the Company pays a management fee. At December 31, 2014, the Company had a receivable of $37 due from this affiliate related to an overpaid reimbursement of direct expenses that were originally paid for by the affiliate on the Company's behalf.

As disclosed in Note 1, the Company provides brokerage services, represented as commission revenue in the statement of income, to the RIA.

Kovitz Securities, LLC

Notes to Statement of Financial Condition

Note 4.   Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5.   Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are introduced to, custodied, and cleared through the Company's clearing broker, Pershing, LLC. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts receivable from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker and bank with which it conducts business.

Note 6.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $1,038,642 and $100,000, respectively. The Company's net capital ratio was 0.0018 to 1. The net capital rule may effectively restrict member distributions.